

SECUR 07001091 ION

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torrey Pines Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Marine View Avenue, Suite 105
(No. and Street)

Del Mar (City) CA (State) 92014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack C. Smith 800-688-8679 Ext. 309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd. (Address), Los Angeles (City), CA (State) 90027 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH, D.C.
202
SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torrey Pines Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TYLER BAKER
COMM. #1591039
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires JUNE 24, 2009
LS01
LS01

Signature FEB 26, 2007

PRESIDENT

Title

Notary Public

State of California, County of San Diego
Subscribed and Sworn to (or affirmed) before me
this 26th day of Feb, 2007 by
Date Month Year

Jack C. Smith

Name of Signer(s)
~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Torrey Pines Securities, Inc.
Del Mar, California

I have audited the accompanying statement of financial condition of Torrey Pines Securities, Inc. (the Company) as of December 31, 2006 and related statements of (loss), changes in shareholders' equity and cash flows, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2006

TORREY PINES SECURITIES, INC.
445 Marine View Avenue, Suite 105
Del Mar, CA 92014

TORREY PINES SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and equivalent		$	188,079
Marketable securities			1,531
Commissions receivable			45,395
Property and Equipment, at cost, net of accumulated depreciation of $298,134			0
Deposits			8,376
TOTAL ASSETS		$	243,381

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES			
Accounts payable and accrued expenses		$	52,919
Settlement payable			45,000
TOTAL LIABILITIES			97,919
SHAREHOLDER'S' EQUITY			
Common stock, 2,000,000 shares authorized, 100,000 shares issued and outstanding	25,000		
Paid-in capital	20,000		
Retained earnings	100,462		145,462
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$	243,381

See accompanying notes to financial statements

TORREY PINES SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR YEAR ENDED DECEMBER 31, 2006

REVENUES	
Brokerage commissions	$ 1,074,667
Advisory fees	403,781
Mutual funds income	259,189
Firm investment account	(98,466)
Other income	21,302
TOTAL REVENUES	1,660,473
DIRECT COSTS	
Clearing fees	90,785
Commission expense	809,248
Exchange fees	8,202
TOTAL DIRECT COSTS	908,235
TOTAL OPERATING EXPENSES (page 11)	874,486
INCOME BEFORE TAX PROVISION	(122,248)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (123,048)

See accompanying notes to financial statements

TORREY PINES SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2006

	Number of Common Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	100,000	$ 25,000	$ 20,000	$ 223,510	$ 268,510
Net Income (loss)				(123,048)	(123,048)
Distribution of capital				0	0
Balance, December 31, 2006	100,000	$ 25,000	$ 20,000	$ 100,462	$ 145,462

See accompanying notes to financial statements

TORREY PINES SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net income (loss)	$ (123,048)
Depreciation and amortization	12,837
Changes in operating assets and liabilities:	
Marketable securities	60,058
Commissions receivable	54,365
Settlement receivable	33,750
Note receivable	110,178
Security deposit	10,463
Accounts payable	40,918
Commissions payable	(39,538)
Settlement payable	(22,500)
Salaries & related payroll taxes payable	0
Net cash provided by operating activities	137,483
Cash Flows for Acquisition Activities:	
Purchase of equipment	0
Cash Flows for Investing Activities:	
Capital contribution	0
Net increase in cash	137,483
Cash - beginning of the year	50,596
Cash - December 31, 2006	$ 188,079
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 800

See accompanying notes to financial statements

TORREY PINES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Torrey Pines Securities, Inc., ("the Company") consistently applied in the preparation of the accompanying financial statements follows:

Business Activity

Torrey Pines Securities, Inc. was incorporated on January 31, 1983, under the laws of the State of California. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Securities dealers, Inc. (NASD). The Company sells to their clients different investments which are called products. Each product generates a commission to the Company based on the sales. The Company's principal market is the United States.

The Company entered in to an agreement in January of 2004, with National Financial Services, LLC, whereby all security transactions are cleared through National Financial Services, LLC. During 1992 Torrey Pines Securities, Inc. acquired technology to place orders on the wholesale market. These transactions are also cleared through National Financial Services, LLC. Under the terms of the agreement, all orders are executed and all customer accounts carried by Correspondent Services Corporation are on a fully-disclosed basis.

Revenue Recognition

The Company uses the accrual basis of accounting. Accordingly, revenues from securities transactions are recorded in the period in which they are earned and expenses are recorded in the period in which they are incurred. Securities transactions are recorded on a settlement date basis. The effect of events on the business is recognized as services are rendered or consumed rather then when cash is received or paid.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits with financial institutions, and highly liquid debt and equity instruments with original maturities of 90 days or less.

Marketable Securities

Marketable securities are carried at fair market value in accordance with Statement of financial Accounting Standards No. 115. All of the securities are classified as trading securities. Realized gains and losses on securities are determined by using the average cost method.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method of depreciation over the estimated useful lives of the respective assets, ranging from five to seven years. Repairs and maintenance that do not extend the useful life of the assets are charged to the expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income.

Deferred Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

Leases

Leases are classified as either capital or operating leases. Leases that substantially transfer all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the acquisition and financing. Rental payments under operating leases are expenses as incurred. As of December 31, 2006, all of the Company's lease agreements have been properly classified as operating leases.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $100,000. See pages 8 and 9 for the net capital computation. The net capital rule may effectively restrict the withdrawal of funds such as cash dividends. Effective February 14, 2006 the net capital requirement was reduced from $100,000 to $50,000.

NOTE 3 – SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE 4 – PROFIT SHARING

The Company terminated the 401(k) profit sharing account on November 30, 2005. All assets will be distributed in accordance with the IRS.

NOTE 5 – MARGIN DEBT ACCOUNT

The Company entered into an ongoing agreement in January of 2004, with National Financial Services, LLC, whereby the Company may borrow against the securities in its accounts, which secure the debt. Interest is charged monthly to the Company's account on the outstanding balance of margin debt at a variable rate.

NOTE 6 – COMMITMENTS

The Company has commitments under operating leases with remaining non-cancelable terms in excess of one year at December 31, 2004 pertaining to office rental. The lease for office space expires in the year 2008 and maintains an option to extend the lease for an additional five years. The minimum lease payments exclusive of taxes, insurance and maintenance, for the following five years are:

Year	Amount
2007	$ 269,579
2008	251,637
	$ 521,216

Rent expense for premises for the year ended 2006 was $195,337.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. It is the opinion of management and of legal counsel that the disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.

TORREY PINES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 8 – INCOME TAXES

The provision for income taxes at December 31, 2006 is as follows:

State Income Tax	$800
Federal Income Tax	--
	$800

Because the Company has a net loss there is no income tax except the minimum state tax of $800. At December 31, 2006 the Company had a net operating loss carry forward of approximately $377,500. A valuation allowance for the full amount has been established.

NOTE 9 – NOTES RECEIVABLE

The Company has uncollateralized demand notes receivable of $110,178 at December 31, 2006. The note receivable was written off during 2006.

NOTE 10 – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3.

A computation of reserve requirements in not applicable to Torrey Pines Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

NOTE 11 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3.

Information relating to possession or control requirements in not applicable to Torrey Pines Securities, Inc. as the Company is exempt under Rule 15c3-3 (k)(2)(ii).

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUES AND OPERATING EXPENSES

Board of Directors
Torrey Pines Securities, Inc.
Del Mar, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenues and operating expenses for the year ended December 31, 2006 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Elizabeth Tractenberg
Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

TORREY PINES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	145,462
Nonallowable assets:		
Marketable securities		(1,531)
Property and equipment net of accumulated depreciation of $298,234		0
Deposits		(8,376)
NET CAPITAL	$	135,555
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	6,531
Minimum dollar net capital required	$	50,000
Net Capital required (greater of above amounts)	$	50,000
EXCESS CAPITAL	$	85,555
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	125,763
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	97,919
Aggregate indebtedness to net capital		0.72

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	135,557
VARIANCE -		
Rounding		(2)
NET CAPITAL PER AUDITED REPORT	$	135,555

See accompanying notes to financial statements

TORREY PINES SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR YEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES

Auto expense	$	10,064
Computer and IT services		34,315
Depreciation		12,837
Dues and subscriptions		12,772
Insurance		71,704
Office expense		33,355
Postage		5,264
Professional fees		108,395
Regulatory fees		22,499
Rent		195,337
Salaries and payroll taxes		273,284
Taxes - payroll		37,425
Taxes - personal property		2,583
Telephone		32,997
Travel and entertainment		21,219
All others		436
TOTAL OPERATING EXPENSES	$	874,486

See accompanying notes to financial statements

PART II

TORREY PINES SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Torrey Pines Securities

In planning and performing my audit of the financial statements and supplemental schedules of Torrey Pines Securities (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2007

END